Exhibit 3.2

COMPOSITE CERTIFICATE

OF INCORPORATION

OF TIGERLOGIC CORPORATION

FIRST.                                                           The name of the corporation is TigerLogic Corporation.

SECOND.                                            The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.  The name of its registered agent at such address is The Corporation Trust Company.

THIRD.                                                       The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH.                                           This Corporation is authorized to issue two classes of stock to be designated, respectively, “common” and “preferred.”  The number of common shares authorized is 100,000,000, each with a par value of $0.10.  The number of preferred shares authorized is 5,000,000, each with the par value of $1.00.

FIFTH.          The preferred stock authorized by this Restated Certificate of Incorporation shall be issued from time to time in series.  Except as otherwise provided in this Restated Certificate of Incorporation, the Board of Directors is hereby authorized to fix the number of shares, and determine the designation of each series of preferred shares and may determine or alter the rights, preferences, privileges, and restrictions granted to or imposed on any wholly unissued class of shares or any wholly unissued series of any class of shares.  As to any series the number of shares of which is fixed by the Board as herein authorized, the Board may, within any limits and restrictions stated in the resolution or resolutions of the Board originally fixing the number of shares constituting any series, increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.  In case the number of shares of any series shall be so decreased, the shares constituting the decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of that series.

SIXTH.        The number of directors which shall constitute the whole of the Board of Directors shall be as fixed from time to time by vote of a majority of the entire Board of Directors; provided, however, that the number of directors shall be at least five (5) and not more than nine (9), and that the number of directors shall not be reduced so as to shorten the term of any director at the time in office.  The Board of Directors shall be divided into three classes, designated Class I, Class II and Class III, as nearly equal in number as the then total number of directors permits.  At each annual meeting of stockholders, successors to the class of directors whose terms expire at the annual meeting shall be elected for a three-year term.  All directors of this corporation may be removed with or without cause.

SEVENTH.                                      The Corporation is to have perpetual existence.

EIGHTH.                                                No director of the Corporation shall be held personally liable for monetary damages for breach of fiduciary duty as a director, provided that a director may be liable: (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) for any violation of Section 174 of the Delaware General Corporation Law; or, (d) for any transaction from which the director derived an improper personal benefit.

NINTH.                                                      The Board of Directors is expressly authorized to make, adopt, amend or repeal the Bylaws of this Corporation.